JAMES ADVANTAGE FUNDS

February 18, 2009

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

            Re:   James Advantage Funds (the "Trust")
                  File Nos. 333-37277 and 811-8411

Dear Mr. DiStefano:

Listed below are our responses to your comments on the James Advantage Funds' Post Effective Amendment No. 18 which was filed on December 23, 2008. The purpose of the filing was to add a new class of shares to the James Balanced:
Golden Rainbow Fund (the "Fund"), a series of the Trust.

     Comment 1:       You observed that the disclosures related to the
                      professional experience of the Fund's team of portfolio managers did not clearly detail their experience for the last five years in accordance with Item 5(a)(2) of Form
                      N-1A.

     Response 1:      Revisions have been made to the prospectus to indicate
                      that each member of the Fund's investment committee has heldbeen with James Investment Research, Inc., the Fund's investment adviser, for at least the last five years. To the extent members of the investment committee have changed titles, additional disclosure has been added to the prospectus

In addition to the changes made in response to you comments, the Trust has included disclosures related to the ability of shareholders to exchange shares of the Fund for shares of other funds in the Trust, has included disclosure related to the Fund's use of borrowing and reverse repurchase agreements and has included disclosures regarding the risks associated therewith. The newly added disclosures are the same disclosures contained in the prospectus and SAIs for the other series of the Trust and have been previously reviewed by the staff of the Securities and Exchange Commission. The Trust has also provided disclosures regarding the name and address of the Fund's new principal underwriter.

In connection with the Trust's Post-Effective Amendment filing, the Trust acknowledges:

o The Trust is responsible for the adequacy and the accuracy of the disclosure contained in its registration statement and any post-effective amendments thereto;

o Comments of the staff of the Securities and Exchange Commission ("SEC Staff"), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

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o     The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Mangan
--------------------
Thomas L. Mangan
Chief Compliance Officer